

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2012

<u>Via E-mail</u>
Edward Woodward
Executive Vice Chairman and Director
Manchester United Ltd.
Old Trafford
Manchester M16 ORA
United Kingdom

> **Re:** **Manchester United Ltd.**
>   **Registration Statement on Form F-1**
>   **Filed July 3, 2012**
>   **File No. 333-182535**

Dear Mr. Woodward:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Market and Industry Data, page ii</u>

1. We note your response to our prior comment 3 and reissue in part. We note your disclosure in the second paragraph that the term "followers" included those individuals who responded that you were either their favorite football team in the world or a football team that they enjoyed following. Although you state your belief that each of your followers engages with your brand in some capacity, it appears that there may be different levels of engagement when distinguishing between fans and other followers. Please revise to quantify the number of individuals who indicated you were their favorite football team versus the number of individuals who indicated you were a football team that they enjoyed following.

Summary Consolidated Financial and Other Data, page 11

2. Refer to the Use of Proceeds section on page 38. As it appears that proceeds of the offering will be used to repay certain indebtedness, please provide pro forma earnings per share data (basic and diluted) giving effect solely to the payment of debt with proceeds of the shares used for this purpose. Please present this pro forma data for the most recent fiscal year and interim period. In addition, please also provide a note that explains the basis of the computation of this pro forma information including how much debt will be repaid, the amount of shares with its estimated IPO price used for this purpose, and the related pro forma weighted average shares outstanding. Please revise accordingly.

Use of Proceeds, page 38

3. We note that you intend to use your net proceeds to reduce indebtedness. We also note your disclosure on page 66 that you have previously repurchased some of your senior secured notes but you have not retired or cancelled such notes. Please tell us, with a view towards revised disclosure, if you intend to retire or cancel the notes you redeem with the proceeds of this offering or if you intend to retain the option to sell those notes in the future.

Description of principal indebtedness, page 66

4. You disclose on page 38 that you intend to reduce your indebtedness by exercising your option to redeem a portion of your senior secured notes. Please disclose the material terms of the redemption option, including, for example, the schedule of premiums and whether redemptions are pro rata.

Material US Federal Income Tax Consequences, page 120

Treatment of the Company as a Domestic Corporation, page 121

5. We note that counsel's opinion regarding the treatment of the company as a domestic corporation for US federal income tax purposes is subject to uncertainty. In this regard, we note the use of the word "should." Please revise to explain why counsel cannot give a "will" opinion and to describe the degree of uncertainty in the opinion. Please also revise the last risk factor on page 33 and this section in an appropriate place to discuss in greater detail the risks of this uncertain tax treatment to investors.

Underwriting, page 127

Selling Restrictions, page 131

Greece, page 135

6. Please remove the statements in the first and second sentences of this section that the prospectus has been approved by the SEC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
       Marc D. Jaffe, Esq.